SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Precision Auto Care, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

74-18R915
(CUSIP Number)

October 30, 2002
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)

☒    Rule 13d-1(c)

☐    Rule 13d-1(d)

CUSIP No.    74-18R915                                                                     13G                                                                      Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Falcon Solutions Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 1,520,421 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 1,520,421 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,520,421

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.6%

12.	TYPE OF REPORTING PERSON CO

CUSIP No.    74-18R915                                                                     13G                                                                  Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Desarollo Integrado, S.A. de C.V.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 882,000 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 882,000 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 882,000

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%

12.	TYPE OF REPORTING PERSON CO

Item 1(a).        Name of Issuer:

Precision Auto Care, Inc.

Item 1(b).        Address of Issuer’s Principal Executive Offices:

The issuer’s business address is 748 Miller Drive, S.E., Leesburg, Virginia 20175.

Item 2(a).        Name of Persons Filing:

Falcon Solutions Limited and Desarollo Integrado, S.A. de C.V. Attached as Exhibit 1 is a copy of an agreement between the reporting persons with respect to the joint filing of this Schedule 13G.

Item 2(b).        Address of Principal Business Office or, if None, Residence:

The business address for Falcon Solutions Limited is 2, Harbormaster Place, Custom House Dock, Dublin 1, Ireland and for Desarollo Integrado, S.A. de C.V. is Blvd. Diaz Ordaz #200, Col. Santa Maria, Monterrey, N.L. CP 64650 Mexico.

Item 2(c).        Citizenship:

Falcon Solution Limited is organized under the laws of Ireland and Desarollo Integrado, S. A. de C. V. is organized under the laws of Mexico.

Item 2(d).        Title of Class of Securities:

Common Stock

Item 2(e).        CUSIP Number:

74-18R915

Item 3.             If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not applicable.

Item 4.            Ownership

(a)	Beneficial Ownership:	Falcon Solutions Limited.	1,520,421
		Desarollo Integrado, S.A. de C.V.	882,000

(b)	Percent of Class:	Falcon Solutions Limited	9.6%
		Desarollo Integrado, S.A. de C.V.	5.6%

(c)	Power to Vote or Dispose of Shares.

	Number of shares as to which reporting person has:

Page 4 of 7 Pages

(i) sole power to vote or to direct the vote:

Falcon Solutions Limited	1,520,421
Desarollo Integrado, S.A. de C.V.	882,000

(ii) shared power to vote or to direct the vote:

Falcon Solutions Limited	0
Desarollo Integrado, S.A. de C.V.	0

(iii) sole power to dispose of or to direct the
disposition of:

Falcon Solutions Limited	1,520,421
Desarollo Integrado, S.A. de C.V.	882,000

(iv) shared power to dispose of or to
direct the disposition of:

Falcon Solutions Limited	0
Desarollo Integrado, S.A. de C.V.	0

Item 5.            Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.            Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.            Identification and Classification of Members of the Group.

Falcon Solutions Limited and Desarollo Integrado, S.A. de C.V. are corporations under common control. This form is being filed on their behalf because they could be deemed to be a group for purposes of this form even though there is no agreement between them with respect to the purchase, sale or retention of Precision Auto Care, Inc. Common Stock.

Item 9.            Notice of Dissolution of Group.

Not applicable.

Page 5 of 7 Pages

Item 10.        Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 18, 2002

FALCON SOLUTIONS LIMITED

By:     /s/    Gonzalo Lacalle                                                         *
Name:     Gonzalo Lacalle
Title:     Director

By:    /s/ Mariano Scola                                                               *
Name:   Mariano Scola
Title:   Director

DESAROLLO INTEGRADO, S.A. de C.V.

By:    /s/ Maruicio Zambrano Villarreal                                       *
Name:    Mauricio Zambrano Villarreal
Title:    Managing Director

*By:     /s/ Everett F. Casey
             Everett F. Casey as attorney-in-
             fact pursuant to Power of Attorney
             attached hereto as Exhibit 2

Page 7 of 7 Pages